Lightspeed Announces Third Quarter 2026 Financial Results and Raises Fiscal 2026 Outlook
Revenue of $312.3 million exceeded outlook
Gross profit margins improved to 43% with gross profit increasing 15% year-over-year
Positive cash flow from operating activities of $28.9 million, and Adjusted Free Cash Flow1 of $14.9 million
Across retail in North America and hospitality in Europe:
Revenue grew 21% year-over year, GTV grew 16% year-over-year and
~2,600 net Customer Locations were added in the quarter
Lightspeed reports in US dollars and in accordance with IFRS Accounting Standards.
MONTREAL, February 5, 2026, /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) | (TSX: LSPD) ("Lightspeed" or the "Company"), the unified omnichannel platform powering ambitious retail and hospitality businesses in over 100 countries, today announced financial results for the three and nine months ended December 31, 2025.
"Lightspeed's transformation continued to deliver results this quarter with both Customer Locations and GTV growing at an accelerated pace," said Dax Dasilva, Founder and CEO. "Our consistent delivery of new, highly innovative features such as Lightspeed AI, Marketplace within NuORDER by Lightspeed and Lightspeed Tempo, along with disciplined go-to-market execution, is driving momentum across our growth engines."
"This quarter again demonstrates disciplined execution against the framework we laid out at Capital Markets Day," said Asha Bakshani, CFO. "We delivered strong results, continued to improve our already healthy balance sheet, and expanded Adjusted EBITDA while investing behind our growth engines. This is exactly how we intend to execute our transformation - with focus, predictability, and profitability."
Third Quarter Financial Highlights
(All comparisons are relative to the three-month period ended December 31, 2024 unless otherwise stated):
•Total revenue of $312.3 million, an increase of 11% year-over-year.
•Transaction-based revenue of $209.4 million, an increase of 15% year-over-year.
•Subscription revenue of $93.0 million, an increase of 6% year-over-year.
•Net loss of ($33.6) million, or ($0.24) per share, as compared to a net loss of ($26.6) million, or ($0.17) per share. After adjusting for certain items, such as share-based compensation, the Company delivered Adjusted Income1 of $20.2 million, or $0.15 per share1, as compared to Adjusted Income1 of $18.5 million, or $0.12 per share1.
•Adjusted EBITDA1 of $20.2 million up from Adjusted EBITDA1 of $16.6 million.
•Cash flows from operating activities of $28.9 million as compared to cash flows from operating activities of $2.7 million, and Adjusted Free Cash Flow1 of $14.9 million as compared to Adjusted Free Cash Flow1 used of ($0.5) million.
•As at December 31, 2025, Lightspeed had $479.0 million in cash and cash equivalents.

Third Quarter Operational Highlights
•Lightspeed announced key product releases during the quarter:
◦Lightspeed AI, an AI-powered intelligence layer with new conversational assistants within Lightspeed Retail and Lightspeed Restaurant. These assistants help merchants ask questions, get answers quickly and make smarter decisions without navigating complex dashboards or reports.
1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.

◦Within Retail, our new Marketplace experience offers a centralized, multi-brand shopping and ordering experience. Built for how modern retailers buy, Marketplace allows retailers to browse, compare, and purchase products across multiple brands in one consistent and intuitive experience.
◦Now available for merchants who use Android: Tap to Pay on Android on Lightspeed Scanner lets retailers accept in-person contactless payments.
◦Smart terminals now offer customer facing display options for retailers, reducing costs, improving accuracy, and helping with evolving regional display regulations.
◦Within Hospitality, Lightspeed Tempo was released to flagship Lightspeed Restaurant merchants, a cutting-edge pacing technology for Lightspeed Restaurant that leverages Kitchen Display System status updates to guide servers and managers through the dining timeline.
◦Lightspeed Tasks, that helps restaurateurs create workflows for opening, closing and everything between, sends notifications and tracks completion via Lightspeed Pulse app or the POS.
◦Lightspeed Reservations, for independent restaurants who don't want the high cost or complexity that comes with third party reservation providers.
◦Mobile Tap expanded into three additional regions — France, Germany, and Switzerland — enabling order acceptance and easy payments across Lightspeed's core European markets.
•Lightspeed's growth engines of retail in North America and hospitality in Europe continued their impressive performance with software revenue increasing 13% year-over-year, total revenue growing 21% year-over-year, GTV2 up 16% year-over-year, and GPV2 as a percentage of GTV of 46% up from 42% last year. Customer Locations2 within these growth engines increased by approximately 2,600 from the previous quarter, and were up 9% year-over-year to approximately 94,000. Lightspeed ended the quarter with total Customer Locations of approximately 148,000, up year-over-year.
•Total ARPU2 increased 11% to ~$660 from ~$597 in the same quarter last year driven by expanding adoption of our payments offering, innovative new software modules and signing more high-GTV customers. Subscription ARPU increased 4%.
•Total GTV was $25.3 billion, up 8% year-over-year, with a growing portion processed through the Company's payments solutions. GPV increased 19% to $10.5 billion from $8.8 billion in the same period last year. GPV as a percentage of GTV was 42%.
•Gross profit of $133.6 million increased 15% year-over-year. Overall gross margin was 43%, compared to 41% in the same quarter last year. Subscription gross margin grew to 82% in the quarter from 79% in the same quarter last year driven by optimization of headcount and spend. Transaction-based gross margin rose to 31% from 28% last year.
•Lightspeed Capital showed strong growth with revenue increasing 34% year-over-year.
•Notable customer wins in North America include:
◦Alberta based Irvine Tack & Western Wear, one of the largest western retailers in the world, came to Lightspeed after outgrowing a less sophisticated, cloud-based competitor.
◦Value Zone, a family operated department store with several locations across New Jersey, selected Lightspeed Retail.
◦Across NuORDER by Lightspeed, we added several new brands, including Balmain, Diane Von Furstenberg, and C-Life Group, the Dickies women's licensee.
•Among hospitality customers in Europe, we welcomed:
2 Key Performance Indicator. See the section entitled "Key Performance Indicators".

◦Hôtel Belles Rives, offering several restaurants, highlighted by La Passagère, a one-Michelin-star destination under esteemed chef Aurélien Véquaud.
◦Quai des Artistes, the iconic brasserie in Port Hercules, Monaco.
◦The 40+ location Colicci in the UK, serving guests across London's royal parks and public spaces.
◦Burger Vision in Germany with over 20 locations and ambitious expansion plans.
•The Company appointed Gabriel Benavides as Chief Revenue Officer. Mr. Benavides brings more than 20 years of international go-to-market leadership, as he served as CRO at Contentsquare, and was previously EVP and CRO at Medallia. Gabriel will oversee global revenue generation, aligning sales, customer success, marketing, and channel partnerships to deliver stronger go-to-market execution, accelerate outbound performance, and expand software and payments ARPU growth.
Financial Outlook3
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Due to outperformance in the nine months ended December 31, 2025, Lightspeed is raising its full year revenue, gross profit and Adjusted EBITDA1 outlook.
The Company's outlook for Fiscal 2026 remains consistent with the Company's three-year target gross profit CAGR4 of approximately 15-18% and three-year target Adjusted EBITDA1 CAGR4 of approximately 35% presented at our Capital Markets Day in March 2025. Lightspeed expects to generate positive Free Cash Flow1,5 in Fiscal 2026. The Company's outlook is as follows:
Fourth Quarter 2026
•Revenue of approximately $280 million to $284 million.
•Gross profit of approximately $125 million to $127 million.
•Adjusted EBITDA1 of approximately $15 million.
Fiscal 2026
•Revenue of approximately $1,216 million to $1,220 million.
•Gross profit of approximately $523 to $525 million.
•Adjusted EBITDA1 of approximately $72 million.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 5, 2026. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I7431668022368771803970000. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live in the Events section of the Company's Investor Relations website, https://investors.lightspeedhq.com/English/events-and-presentations/upcoming-events/.
3 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings "Forward-Looking Statements", "Financial Outlook Assumptions" and "Long-Term Financial Outlook" of this press release.
4 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's financial outlook, and the section entitled "Forward-Looking Statements".
5 Refers to the Company's non-IFRS measure "Adjusted Free Cash Flow", which adjusts for certain items including cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 5, 2026 until 11:59 p.m. Eastern Time on February 12, 2026, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended December 31, 2025 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending March 31, 2026, and the Adjusted EBITDA and Adjusted Free Cash Flow included in our financial outlook for the full year ending March 31, 2026, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, tariffs, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic or other health crises; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count growing in line with our planned levels (particularly in higher GTV cohorts and among retail customers in North America and hospitality customers in Europe); quarterly subscription revenue growth in line with our expectations; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our pricing and packaging initiatives and resulting impacts on our year-over-year growth rates; continued uptake of our merchant cash advance solutions in line with our expectations; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends being in line with our expectations and the resulting impact on our GTV, GPV and subscription, transaction-based, and hardware and other revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans, including outbound and field sales personnel in our key markets; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, tariffs, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations and the use of hedging; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; continuing military conflict in the Middle East and reactions thereto; the impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions); certain natural disasters; our inability to attract and retain customers, including among high GTV customers and among retail customers in North America and hospitality customers in Europe; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; our ability to successfully execute our pricing and packaging initiatives; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to manage and maintain integrations between our platform and certain third-party platforms; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; any external stakeholder activism; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganizations and cost reduction initiatives; our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; our ability to execute on our business and operational strategy; maintaining our customer service levels and reputation; our ability to effectively control and manage our working capital; and cash inflows and outflows being in line with our expectations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Our expectations regarding our growth strategy for retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals.
•Economic conditions in our core geographies and verticals, including inflation, consumer confidence, disposable income, consumer spending, foreign exchange rates, employment and other macroeconomic conditions, remaining at close to current levels.
•Jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic.
•Customer adoption of our payments solutions in line with expectations, with new customers having an average GTV at or above planned levels.
•Our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures.

•Continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform.
•Revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions).
•Our ability to manage default risks of our merchant cash advances in line with our expectations.
•Long-term growth in ARPU, including growth in subscription ARPU, in line with expectations, driven by Customer Location expansion in our growth engines, customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities.
•Our ability to achieve higher close rates and better unit economics with customers in our growth engines.
•Our reallocation of investment over time towards our growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to scale our outbound and fields sales motions in our growth engines.
•Our ability to attract and retain customers and grow subscription ARPU in our addressable markets.
•The size of our addressable markets for our growth engines - retail customers in North America and hospitality customers in Europe - being in line with our expectations.
•Customer Location growth of ~10-15% (three year CAGR between Fiscal 2025 and Fiscal 2028) in our two growth engines - retail customers in North America and hospitality customers in Europe.
•Our ability to selectively pursue strategic opportunities (such as acquisitions, investments or divestitures) and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Market acceptance and adoption of our flagship offerings.
•Our ability to increase our operating efficiencies by consolidating infrastructure and hosting contracts with certain providers and consolidating certain service centers into lower cost geographies.
•Our ability to attract, develop and retain key personnel and our ability to execute our succession planning.
•Our expectations regarding the costs, timing and impact of our reorganizations and other cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally, but particularly in our growth engines.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Share-based compensation declining as a percentage of revenue over time.
•Gross margin being within a range of ~42-45% over time.
•Adjusted EBITDA1 growing to ~20% of gross profit by Fiscal 2028.
•Seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV, GPV and transaction-based revenues.
Our financial outlook does not give effect to the potential impact of acquisitions, divestitures or other strategic transactions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•Our ability to execute on our growth strategy focused on retail customers in North America and hospitality customers Europe and our strategies for customers in other geographies and verticals.

•The Russian invasion of Ukraine and reactions thereto.
•Continuing military conflict in the Middle East and reactions thereto.
•The impact and uncertainty of foreign policy shifts in the U.S., Canada and Europe (including the impacts of tariffs, sanctions, trade wars, or other trade conditions or protective government actions).
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends.
•Instability in the banking sector.
•Any pandemic or global health crisis or certain natural disasters.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations, including the use of hedging.
•Our ability to implement our growth strategy and the impact of competition.
•Our inability to attract and retain customers, including among high GTV customers or customers in our growth engines.
•Our inability to increase customer sales.
•Our ability to successfully execute our pricing and packaging initiatives.
•The substantial investments and expenditures required in the foreseeable future to expand our business, including over $30 million incremental investment in our product and technology roadmap in Fiscal 2026.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform.
•Risks relating to our merchant cash advance program.
•Our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations.
•Our ability to further monetize our Lightspeed Wholesale offering.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory including any impacts resulting from tariffs, sanctions, trade wars or supply chain disruptions.
•Our ability to manage and maintain integrations between our platform and certain third-party platforms.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to effectively incorporate artificial intelligence solutions into our business and operations.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Pending and threatened litigation and regulatory compliance.
•Any external stakeholder activism.
•Changes in tax laws and their application.
•Our ability to expand our sales capability (including employing over 150 outbound and field sales personnel in our growth engines by the end of Fiscal 2026) and maintain our customer service levels and reputation.

•Our ability to execute on our reorganizations and cost reduction initiatives.
•Our ability to successfully make future investments in our business through capital expenditures.
•Our ability to successfully execute our capital allocation strategies, including our share repurchase initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS Accounting Standards, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions, divestitures or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve our long term targets on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.
About Lightspeed
Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.
With fast, flexible omnichannel technology, Lightspeed brings together point of sale, eCommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X

Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted Income per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and liquidity and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income per Share - Basic and Diluted" is defined as Adjusted Income divided by the weighted average number of Common Shares outstanding - basic and diluted. We use Adjusted Income per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Free Cash Flow" is defined as cash flows from (used in) operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and certain cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. Subscription revenue and transaction-based revenue attributable to standalone eCommerce sites is excluded from ARPU. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or in respect of which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can only have multiple Customer Locations if it has multiple physical sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year and the number of retail Customer Locations in North America and hospitality Customer Locations in Europe served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GPV once we have further developed our payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Some of our brands can accept certain payments from retailers in certain of our geographies, and we may in the future include such volume in GTV once we have further developed our payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue, gross profit, Adjusted EBITDA and Adjusted Free Cash Flow), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend and capital allocation policy (including share repurchase initiatives), plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, the international trade environment and related restrictions or disputes, and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganizations and cost reduction initiatives and personnel changes; our expectations regarding our growth strategy focused on retail customers in North America and hospitality customers in Europe and our strategies for customers in other geographies and verticals; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and continuing military conflict in the Middle East; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our pricing and packaging initiatives; our gross margins and future profitability, acquisition, investment or divestiture outcomes and synergies, the impact of any further goodwill impairments, the impact of pending and threatened litigation, the impact of any external stakeholder activism, the impact of foreign currency fluctuations and the use of hedging on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Hotchandani Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
Revenues	$	$	$	$
Subscription	92,951	88,064	277,356	256,914
Transaction-based	209,447	181,659	629,772	539,464
Hardware and other	9,948	10,411	29,123	27,029

Total revenues	312,346	280,134	936,251	823,407

Direct cost of revenues
Subscription	16,523	18,385	50,966	53,901
Transaction-based	145,179	131,439	441,416	392,888
Hardware and other	17,067	14,436	46,056	38,253

Total direct cost of revenues	178,769	164,260	538,438	485,042

Gross profit	133,577	115,874	397,813	338,365

Operating expenses
General and administrative	29,575	29,459	93,388	92,562
Research and development	33,189	32,148	98,308	90,139
Sales and marketing	68,464	54,012	206,686	176,763
Depreciation of property and equipment	1,792	1,891	5,124	5,717
Depreciation of right-of-use assets	1,306	1,218	3,786	3,981
Foreign exchange loss (gain)	571	2,514	(1,957)	1,262
Acquisition-related compensation	157	157	471	209
Amortization of intangible assets	34,781	22,105	104,143	67,612
Restructuring	1,381	6,368	4,213	16,073

Total operating expenses	171,216	149,872	514,162	454,318

Operating loss	(37,639)	(33,998)	(116,349)	(115,953)

Net interest income	4,851	8,388	3,861	28,097

Loss before income taxes	(32,788)	(25,610)	(112,488)	(87,856)

Income tax expense (recovery)
Current	1,117	867	3,924	3,360
Deferred	(327)	109	(567)	37

Total income tax expense	790	976	3,357	3,397

Net loss	(33,578)	(26,586)	(115,845)	(91,253)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	236	(8,511)	8,214	(3,662)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	611	(3,837)	3,008	(3,767)

Total other comprehensive income (loss)	847	(12,348)	11,222	(7,429)

Total comprehensive loss	(32,731)	(38,934)	(104,623)	(98,682)

Net loss per share – basic and diluted	(0.24)	(0.17)	(0.83)	(0.59)

Weighted average number of Common Shares outstanding – basic and diluted	138,634,403	154,283,524	139,054,322	154,190,673

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	December 31, 2025	March 31, 2025
Assets	$	$

Current assets
Cash and cash equivalents	479,002	558,469
Trade and other receivables	40,135	53,077
Merchant cash advances	105,642	106,169
Inventories	12,086	14,612
Other current assets	68,341	65,696

Total current assets	705,206	798,023

Lease right-of-use assets, net	16,268	12,714
Property and equipment, net	17,042	17,102
Intangible assets, net	93,113	159,542
Goodwill	806,130	797,962
Other long-term assets	37,475	40,562
Deferred tax assets	449	298

Total assets	1,675,683	1,826,203

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	80,363	73,075
Lease liabilities	5,408	5,654
Income taxes payable	1,332	1,540
Deferred revenue	68,915	68,714

Total current liabilities	156,018	148,983

Deferred revenue	843	1,088
Lease liabilities	14,801	11,319
Other long-term liabilities	1,662	562
Deferred tax liabilities	72	284

Total liabilities	173,396	162,236

Shareholders’ equity
Share capital	3,912,508	4,157,395
Additional paid-in capital	203,911	200,634
Accumulated other comprehensive income (loss)	3,760	(7,462)
Accumulated deficit	(2,617,892)	(2,686,600)

Total shareholders’ equity	1,502,287	1,663,967

Total liabilities and shareholders’ equity	1,675,683	1,826,203

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Nine months ended December 31,
	2025	2024
Cash flows from (used in) operating activities	$	$
Net loss	(115,845)	(91,253)
Items not affecting cash and cash equivalents
Amortization of intangible assets	104,143	67,612
Depreciation of property and equipment and lease right-of-use assets	8,910	9,698
Deferred income tax expense (recovery)	(567)	37
Share-based compensation expense	45,657	42,983
Unrealized foreign exchange loss (gain)	(654)	100
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	12,386	18,915
Merchant cash advances	527	(27,080)
Inventories	2,526	621
Other assets	1,777	(11,516)
Accounts payable and accrued liabilities	10,991	3,546
Income taxes payable	(208)	(955)
Deferred revenue	(44)	(7,605)
Other long-term liabilities	1,100	170
Net interest income	(3,861)	(28,097)

Total operating activities	66,838	(22,824)

Cash flows from (used in) investing activities
Additions to property and equipment	(5,226)	(2,840)
Additions to intangible assets	(37,710)	(13,284)
Acquisition of business, net of cash acquired	(165)	(6,813)
Interest income	17,108	30,534

Total investing activities	(25,993)	7,597

Cash flows from (used in) financing activities
Proceeds from exercise of stock options, net of tax withholding for net share settlement	1,124	1,829
Shares repurchased and cancelled	(86,238)	(39,946)
Shares repurchased for settlement of non-treasury RSUs	(30,208)	—
Payment of lease liabilities	(6,392)	(6,333)
Financing costs	(63)	(45)

Total financing activities	(121,777)	(44,495)

Effect of foreign exchange rate changes on cash and cash equivalents	1,465	(812)

Net decrease in cash and cash equivalents during the period	(79,467)	(60,534)

Cash and cash equivalents – Beginning of period	558,469	722,102

Cash and cash equivalents – End of period	479,002	661,568

Income taxes paid	3,905	4,242

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2025	2024	2025	2024
	$	$	$	$

Net loss	(33,578)	(26,586)	(115,845)	(91,253)
Share-based compensation and related payroll taxes(1)	16,503	13,565	47,900	44,766
Depreciation and amortization(2)	37,879	25,214	113,053	77,310
Foreign exchange loss (gain)(3)	571	2,514	(1,957)	1,262
Net interest income(2)	(4,851)	(8,388)	(3,861)	(28,097)
Acquisition-related compensation(4)	157	157	471	209
Transaction-related costs(5)	1,310	2,717	2,247	5,129
Restructuring(6)	1,381	6,368	4,213	16,073
Litigation provisions(7)	16	38	7,815	11,957
Income tax expense	790	976	3,357	3,397

Adjusted EBITDA	20,178	16,575	57,393	40,753

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2025, share-based compensation expense was $15,787 and $45,657, respectively (December 2024 - expense of $13,326 and $42,983), and related payroll taxes were an expense of $716 and $2,243, respectively (December 2024 - expense of $239 and $1,783). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2025, net loss includes depreciation of $1,306 related to right-of-use assets, interest expense of $283 on lease liabilities, and excludes an amount of $1,752 relating to rent expense ($1,218, $315, and $1,994, respectively, for the three months ended December 31, 2024). For the nine months ended December 31, 2025, net loss includes depreciation of $3,786 related to right-of-use assets, interest expense of $847 on lease liabilities, and excludes an amount of $5,696 relating to rent expense ($3,981, $1,026 and $6,381, respectively, for the nine months ended December 31, 2024).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(6)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(7)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income and Adjusted Income per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2025	2024	2025	2024
	$	$	$	$

Net loss	(33,578)	(26,586)	(115,845)	(91,253)
Share-based compensation and related payroll taxes(1)	16,503	13,565	47,900	44,766
Amortization of intangible assets	34,781	22,105	104,143	67,612
Acquisition-related compensation(2)	157	157	471	209
Transaction-related costs(3)	1,310	2,717	2,247	5,129
Restructuring(4)	1,381	6,368	4,213	16,073
Litigation provisions(5)	16	38	7,815	11,957
Deferred income tax expense (recovery)	(327)	109	(567)	37

Adjusted Income	20,243	18,473	50,377	54,530

Weighted average number of Common Shares outstanding – basic and diluted(6)	138,634,403	154,283,524	139,054,322	154,190,673

Net loss per share – basic and diluted	(0.24)	(0.17)	(0.83)	(0.59)
Adjusted Income per Share – Basic and Diluted	0.15	0.12	0.36	0.35
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2025, share-based compensation expense was $15,787 and $45,657, respectively (December 2024 - expense of $13,326 and $42,983), and related payroll taxes were an expense of $716 and $2,243, respectively (December 2024 - expense of $239 and $1,783). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(4)We implemented a reorganization to streamline the Company's operating model while continuing to focus on profitable growth. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).
(6)For the three and nine months ended December 31, 2025 and 2024, because the impact of including potentially-dilutive shares in the weighted average number of Common Shares outstanding - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the weighted average number of Common Shares outstanding - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2025	2024	2025	2024
	$	$	$	$

Cash flows from (used in) operating activities	28,901	2,720	66,838	(22,824)
Capitalized internal development costs(1)	(14,235)	(5,181)	(37,710)	(13,284)
Additions to property and equipment(2)	(1,715)	(938)	(5,226)	(2,840)
Merchant cash advances, net(3)	1,967	2,888	7,320	37,080

Adjusted Free Cash Flow	14,918	(511)	31,222	(1,868)
(1)These amounts represent the cash outflow associated with capitalized internal development costs. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows from (used in) operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2025	2024	2025	2024
	$	$	$	$
Gross profit	133,577	115,874	397,813	338,365
% of revenue	42.8%	41.4%	42.5%	41.1%
add: Share-based compensation and related payroll taxes(3)	651	840	1,547	2,653

Non-IFRS gross profit(1)	134,228	116,714	399,360	341,018
Non-IFRS gross profit as a percentage of revenue(2)	43.0%	41.7%	42.7%	41.4%

General and administrative expenses	29,575	29,459	93,388	92,562
% of revenue	9.5%	10.5%	10.0%	11.2%
less: Share-based compensation and related payroll taxes(3)	5,332	4,579	14,937	14,413
less: Transaction-related costs(4)	1,310	2,717	2,247	5,129
less: Litigation provisions(5)	16	38	7,815	11,957

Non-IFRS general and administrative expenses(1)	22,917	22,125	68,389	61,063
Non-IFRS general and administrative expenses as a percentage of revenue(2)	7.3%	7.9%	7.3%	7.4%

Research and development expenses	33,189	32,148	98,308	90,139
% of revenue	10.6%	11.5%	10.5%	10.9%
less: Share-based compensation and related payroll taxes(3)	7,448	5,267	19,648	14,189

Non-IFRS research and development expenses(1)	25,741	26,881	78,660	75,950
Non-IFRS research and development expenses as a percentage of revenue(2)	8.2%	9.6%	8.4%	9.2%

Sales and marketing expenses	68,464	54,012	206,686	176,763
% of revenue	21.9%	19.3%	22.1%	21.5%
less: Share-based compensation and related payroll taxes(3)	3,072	2,879	11,768	13,511

Non-IFRS sales and marketing expenses(1)	65,392	51,133	194,918	163,252
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	20.9%	18.3%	20.8%	19.8%

(1)This is a Non-IFRS measure. See the section entitled “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See the section entitled “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2025, share-based compensation expense was $15,787 and $45,657, respectively (December 2024 - expense of $13,326 and $42,983), and related payroll taxes were an expense of $716 and $2,243, respectively (December 2024 - expense of $239 and $1,783). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for additional details).